SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITES EXCHANGE ACT OF 1934
 (Amendment No. ____)*



Mentor Graphics Corporation
                              (Name of Issuer)

Common Stock
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                       (Title of Class of Securities)

587200106
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                              (CUSIP Number)

12/31/2012
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            (Date of Event Which Requires Filing of this Statement)

	Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [X]    Rule 13d-1(b)

            [ ]    Rule 13d-1(c)

            [ ]    Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act)or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 587200106                 	13G       	    Page 2 OF 4 Pages


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1. 	NAMES OF REPORTING PERSONS

Munder Capital Management
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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     	(a) [ ]
     	(see instructions)                                 	(b) [ ]
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware
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                  	5.       SOLE VOTING POWER

      NUMBER OF                     	5,202,275**
       SHARES              -----------------------------------------------------
    BENEFICIALLY     	6.       SHARED VOTING POWER
       OWNED BY
         EACH	0
     REPORTING             -----------------------------------------------------
    PERSON WITH            7.       SOLE DISPOSITIVE POWER

		5,861,038**
                  	   -----------------------------------------------------
           	8.       SHARED DISPOSITIVE POWER

                            	0
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  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,861,038**
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 10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        	SHARES (SEE INSTRUCTIONS)                             [ ]

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 11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%
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 12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
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** SEE ITEM 4 OF THIS FILING.


CUSIP No. 587200106                 	13G       	    Page 3 OF 4 Pages


Item 1.

(a)	Name of Issuer:

	Mentor Graphics Corporation (the Company)

(b)	Address of Issuer's Principal Executive Offices:

	8005 SW Boeckman Road
	Wilsonville, Oregon  97070-7777

Item 2.

(a)	Name of Person Filing:

	Munder Capital Management (Munder Capital)

(b)	Address of Principal Business Office:

Munder Capital Center
480 Pierce Street
Birmingham, MI  48009

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

	Common Stock

(e)	CUSIP Number:

	587200106

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:

		(e)	[X] An investment adviser in accordance with 240.13d-
				1(b)(1)(ii)(E);

Item 4.	Ownership

       The information in Item 1 and Items 5 and through 11 on the cover page of this Schedule G is herebyincorporated by reference.

  	Munder Capital is the sole owner of Integrity Asset Management, LLC ("Integrity"). Due to this ownership structure, holdings for Munder Capital and Integrity are aggregated for purposes of this filing. Munder Capital and Integrity are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios").


CUSIP No. 587200106                 	13G       	    Page 4 OF 4 Pages


       As a result of its ownership structure and its role as investment adviser or sub-adviser to the Managed Portfolios, Munder Capital may be deemed to be the beneficial owner of 5,861,038 shares or 5.2% of the shares of the Companys common stock outstanding (the Common Stock).
However, Munder Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by the Managed Portfolios and disclaims any ownership associated with such rights. No Managed Portfolio has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company

			Not Applicable.

Item 8.	Identification and Classification of Members of the Group

		Not Applicable.

Item 9.	Notice of Dissolution of Group

		Not Applicable.

Item 10.	Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					February 13, 2013

					MUNDER CAPITAL MANAGEMENT,
					a Delaware general partnership


					By:	/s/ Mary Ann C. Shumaker
						Associate General Counsel